Shareholder Rebuttal to Cisco Systems, Inc. Opposition Statement
Regarding Business Activities with Israeli Settlements

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Cisco Systems, Inc.
NAME OF PERSON RELYING ON EXEMPTION: Heartland Initiative, Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: P.O. Box 369, Michigan City, IN 46361

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Cisco Systems Shareowners are encouraged to vote FOR resolution #6:

Resolved:

Overview
Cisco Systems has invested more than $2 billion in the Israeli information and communications technology (ICT) sector since its office opened in 1995. In June of this year, Cisco and Israel announced a three-year “strategic partnership to accelerate the government’s Digital Agenda”.1 As part of its Corporate Social Responsibility (CSR) program, Cisco has also invested over $15 million in the Palestinian West Bank through seed funding, venture capital, and training programs.2

In spite of these critical investments, Cisco’s growth in Israel and the occupied Palestinian territory (oPt) carries with it certain risks for the company and its shareholders, based on its increasing exposure to business activities in and with the Israeli settlement enterprise. Israeli settlements are foundationally illegal under the Fourth Geneva Convention, and no state recognizes Israel’s sovereignty over the occupied territories, including the United States. Further, the ICT sector is essential to not only the Israeli economy, but also to the settlement enterprise. Israeli ICT firms (e.g., cellular providers Cellcom, Partner, MIRS3) do not differentiate between clients inside Israel’s internationally recognized borders and those in the settlements. They maintain property and equipment (e.g., 3G towers built on Palestinian land), provide broadband access to settlement-based businesses and settlers, and sell SIM cards to captive Palestinian buyers for 3 and 4G access (to which Palestinian firms do not have access)4.

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1 https://newsroom.cisco.com/press-release-content?type=webcontent&articleId=1775926&CAMPAIGN=Country%20Digitization&Country_Site=GL&POSITION=Social+Media&REFERRING_SITE=Twitter&CREATIVE=Corporate%20Communications+Cisco++Press%20Release
2 http://csr.cisco.com/casestudy/commitment-for-palestine
3 http://www.whoprofits.org/content/cellular-companies-and-occupation
4 https://al-shabaka.org/briefs/ict-the-shackled-engine-of-palestines-development/

As noted in Human Rights Watch’s report “Occupation Inc.: How Settlement Businesses Contribute to Israel’s Violations of Palestinian Rights,” business activities (like those listed above) conducted in or with the settlements or with settlement-based entities contribute to violations of international human rights and humanitarian law.5 Such activities directly support the settlement enterprise’s perceived legitimacy, its financial sustainability, and infrastructural expansion; in other words, they incentivize settlement growth.

In light of the above and Cisco’s recent and increasing investments, both the aforementioned three-year “Digital Agenda” partnership with the Israeli Government and the ongoing super-fast fiber optic network6 (or “Fiber to the Home”), Cisco will increasingly be at risk of being in direct or indirect business relationships with settlement-based entities or those servicing the settlements. For example, Cisco recently sold its CRS-1 core router to HOT Telecommunications7, an Israeli firm that holds a special permit from the Civil Administration to provide cable television and telecommunication services to the settlements.8 Such business activities may conflict directly with Cisco’s Human Rights Policy, namely its public commitment to upholding the UN Guiding Principles on Business and Human Rights (UNGP), and create certain reputational risks.9

Cisco does not have a sufficient policy or procedure in place to detect and evaluate these type of specific risks.
In its “Statement in Opposition” of September 21, 2016, Cisco states, “In our view, Cisco has in place sufficient policies and organizational capabilities to identify, evaluate and address the various domestic and international policy initiatives that require Cisco’s attention—including its business involvements with the Settlements.”

Yet, the UNGP explicitly recognize that conflict-affected areas (including military occupations) present heightened risks of business involvement in human rights abuses and consequently call for advanced due diligence processes to ensure companies are not contributing to human rights violations. In its “Statement on the implications of the Guiding Principles on Business and Human Rights in the context of Israeli settlements in the Occupied Palestinian Territory,” the Office of the High Commissioner on Human Rights notes,

The illegal status of the settlements under international law and information available in the public domain about human rights abuses related to the settlements should necessarily preface and inform any human rights due diligence exercise carried out by a business operating in the settlements. The importance of such due diligence is also particularly important in a situation where the occupying power, exercising obligations equivalent to those of a “host State”, may be unable or unwilling effectively to protect human rights or may itself be implicated in human rights abuses. In this regard, even if businesses in the settlements are operating in compliance with Israeli laws, the corporate responsibility to respect human rights “exists over and above compliance with national laws and regulations.10

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5  https://www.hrw.org/sites/default/files/report_pdf/israel0116_web.pdf.
6 http://www.haaretz.com/israel-news/business/.premium-1.645916
7 http://www.jpost.com/Business/Business-News/Ciscos-CRS-1-takes-HOT-to-higher-levels
8 http://www.whoprofits.org/company/altice
9 https://csr.cisco.com/cdnorigin/media/documents/Human-Rights_129973805781330000.pdf
10 http://www.ohchr.org/Documents/Issues/Business/OPTStatement6June2014.pdf

A careful review of Cisco’s public statements concerning the company’s investments in Israel and Palestine, 2015 CSR Report referenced in the “Statement in Opposition”, and the CSR website does not suggest that such advanced due diligence processes, described in the UNGP, are currently in place as it relates to possible business activities in or with the Israeli settlements, or settlement based entities.

Further, due to its business activities with settlement service providers - such as HOT Telecommunications mentioned above - Cisco risks inclusion in a soon-to-be-released United Nations database (which references the UNGP) of companies doing business in or with the settlements, or with settlement-based entities.11 Specifically, this will include companies that provide “services and utilities supporting the maintenance and existence of settlements.”12 Cisco’s inclusion on such a list may put the company’s reputation at risk, especially in terms of its public commitment to uphold the UNGP, and its previous positive investments in both Israel and Palestine.

Conclusion:
To be clear, as a shareholder that is proud of both Cisco’s leadership in corporate social responsibility globally, and its critical investments in both Israel and Palestine, Heartland is only requesting the company ensure that its business activities are aligned with its self-imposed (and commendable) internal standards, namely the UNGP. It is our concern, given Cisco’s commitment to the UNGP, its growing investment in the Israeli ICT sector (with associated risks), and its current view of its due diligence process (as noted in its “Statement of Opposition”), which does not include an emphasis on “conflict-affected areas” like Israel-Palestine, it will be exposed to increasing reputational risks through direct or indirect settlement-related business activities.

The formation of an ad hoc committee to reassess business policies and criteria, above and beyond legal compliance, for determining whether and when the company will initiate, conduct or terminate business involvements with Israel’s Settlements, including supply chain, sales and distribution, and other business relationships (e.g., direct/indirect investment, acquisitions, partnerships, and licenses) and to monitor and report to shareholders on progress on meeting these policies at least annually, would be one step in the right direction.

We urge you to vote “FOR” proxy item #6. Should you have any proposal-specific questions please feel free to contact us at sam@heartland-initiative.org.

Heartland Initiative, Inc.
Date: November 17, 2016

	By:	/s/ Samuel B. Jones
Samuel B. Jones
President & Co-Founder

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11 http://www.ohchr.org/EN/HRBodies/HRC/RegularSessions/Session31/Pages/CallforSubmissionsHRC3136.aspx
12 http://www.ohchr.org/Documents/HRBodies/HRCouncil/RegularSession/Session22/A-HRC-22-63_en.pdf

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 6 following the instruction provided on the management’s proxy mailing.